Exhibit 4(b)(xii)

THIS EXECUTIVE SERVICE AGREEMENT is made the 23rd day of May 2005

BETWEEN

(1)	Lloyds TSB Bank plc (the “Employer”); and
(2)	Teresa (Terri) Dial (the “Executive”).

Definitions used in this Agreement are set out in Clause 19.2 below.

IT IS AGREED as follows:

1	Appointment Pre-Conditions and Term

Appointment

1.1

Provided the Executive has satisfied the conditions set out in Clause 1.2 below, the Employer shall employ the Executive as Group Executive Director, UK Retail Banking or in such other executive capacity as the Employer may from time to time reasonably require (the “Employment”).

Pre-conditions

1.2	The Executive’s employment is conditional upon:
(a)	the Executive having been approved as an “Approved Person” in respect of the Employment by the Financial Services Authority under the Financial Services and Markets Act 2000 (“FSMA Approval”);
(b)	the Executive having passed a medical examination with a medical practitioner nominated by the Employer on terms satisfactory to the Employer and
(c)	a work permit and UK residence permit having been granted to the Employer for the Employment on terms satisfactory to the Employer and if those conditions (the “Conditions”) are not satisfied by the Commencement Date then, unless the Employer decides to waive the Conditions or the parties agree to postpone the Commencement Date until the Conditions have been satisfied, this Agreement shall not take effect and the Executive shall not have any claim for compensation or otherwise against the Employer by reason of this.

Term

1.3	The Employment shall begin on 1 June 2005 (the “Commencement Date”) and shall continue until terminated:
(a)	by not less than 12 months’ notice given by the Employer to the Executive; or
(b)	by not less than 6 months’ notice given by the Executive to the Employer; or
(c)	by automatic retirement under Clause 1.4; or
(d)	under a provision set out in Clause 11.

1.4

The Executive’s retirement age shall be sixty years, and the Employment shall automatically terminate at the end of the month in which she attains that age and without the requirement for any notice to be given by the Employer.

2	Duties of the Executive

General Duties

2.1	The Executive will during the Employment:
(a)

devote the whole of her time, attention and skill to the Employment during normal office hours and during such other times as may reasonably be required for the effective performance of her duties under this Agreement;

(b)	properly perform her duties and exercise her powers;
(c)	accept any offices or directorships as reasonably required by the Board;
(d)	comply with all rules, regulations, policies and codes issued by the Employer that apply to the Employment;
(e)	comply with all rules, regulations and codes imposed or recommended by any industry or regulatory body that apply to the Employment;
(f)	obey the reasonable directions of the Board;
(g)	keep the Group Chief Executive promptly informed of the conduct of her duties, her plans for the future performance of her duties and of any conflict of interest to which she is or may become subject;
(h)	comply with any policy directions or reasonable other directions given to her by the Group Chief Executive;
(i)	use her best endeavours to promote the interests and reputation of every Group Company; and
(j)	advise the Employer of her current UK residential address and/or any changes thereto.

Interests of the Executive

2.2

The Executive will disclose promptly in writing to the Board all her interests (for example, shareholdings, partnerships or directorships) of a commercial or business nature (except her directorships in any Group Company).

2.3

Subject to Clause 2.4, during the Employment (including any Garden Leave Period) the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity of a commercial or business nature (except as (i) a non executive director of Onyx Software, (ii) a non executive director of Looksmart, (iii) a representative of the Employer, or (iv) with the written consent of the Group Chairman or the Group Chief Executive).

2.4

The Executive may hold or be interested in investments which amount to not more than one per cent of the issued investments of any class or any one company (but excluding the Executive’s existing two per cent holding of investments in Onyx Software).

2.5

The Executive will (and will use best endeavours to ensure that her spouse and dependent children) comply with all rules of law, including Part V of the Criminal Justice Act 1993, the Model Code appended to Chapter 16 of the Listing Rules of the United Kingdom Listing Authority, the Financial Services Authority’s Code of Market Conduct and all other rules, policies or codes applicable to the Employer or the Executive from time to time in relation to the holding or trading of securities (in each case as amended or replaced from time to time).

2.6

The Executive will not directly or indirectly receive any benefit from any person having or seeking to have business transactions with any Group Company (other than reasonable corporate hospitality and seasonal or occasional gifts of limited value).

Approved Person

2.7

During the period of this Agreement the Executive will not do anything which could cause her to be disqualified from continuing to act as a director of any member of the Group or lose her approval as an “Approved Person” by the Financial Services Authority under the Financial Services and Markets Act 2000 in respect of the Employment.

Location

2.8

The Executive will work at 25 Gresham Street, London, EC2V 7HN or anywhere else within the United Kingdom required by the Board. The Executive shall travel to such places within or outside the United Kingdom as the Employer may specify from time to time.

3	Remuneration
3.1

During the Employment the Employer will pay the Executive a salary of £550,000 per annum or such higher salary as may be notified to her from time to time. The Executive shall maintain a Lloyds TSB Bank account into which her salary shall be paid. Salary will be paid monthly in arrears at the normal pay date of the Employer.

3.2

The salary referred to in Clause 3.1 shall be inclusive of any director’s fees or other remuneration payable to the Executive by reason of any directorship held by her with any Group Company. The Executive agrees to waive payment of any director’s fees or other remuneration payable in respect of any directorship held by her with any Group Company.

3.3

The Executive shall be awarded in respect of calendar year 2005 an annual bonus payable in accordance with the bonus plan rules notified to her provided that the bonus shall be not less than the equivalent of 75 per cent of her annual salary payable pursuant to Clause 3.1 above pro rated by reference to her period of employment during calendar year 2005.

3.4	The Executive will in subsequent years be paid such bonus at such times and subject to such conditions as the Board in its sole and absolute discretion may from time to time determine.
3.5

The Executive will be entitled to participate in any all-employee share schemes or other benefits, or to be considered for participation in any discretionary scheme, operated or offered by the Employer or any Group Company from time to time in accordance with the relevant rules (including, but not limited to, any rules as to eligibility).

4	Pension and Other Benefits

Pension

EITHER

4.1	The Executive may participate in the Lloyds TSB Group Pension Scheme No.2 Pension Investment Plan (the “Scheme”) subject to and in accordance with the terms of its deed and rules from time to time.

The Employer shall pay a contribution equal to 20% per annum of the Executive’s annual salary (payable pursuant to Clause 3.1) to the Scheme subject to Inland Revenue limits.

The Employer shall be entitled at any time to terminate the Scheme or the Executive’s membership of it subject to providing her with the benefit of a pension scheme (“the New Scheme”) the benefits of which taken as a whole shall be materially no less favourable than the benefits provided to the Executive under the Scheme and to ensuring that the Executive is fully credited in the New Scheme for her pensionable service in the Scheme as if such pensionable service had been under the New Scheme.

OR

4.1

The Executive shall not join a pension scheme operated by the Employer but shall be paid a supplement of 20% of the salary referred to in Clause 3.1 in order that she may make her own pension arrangements.

4.2	A Contracting-Out Certificate pursuant to the provisions of the Pensions Act 1995 [is][is not] in force in respect of the Executive’s employment.

Car Scheme

4.3

During the Employment the Employer shall provide the Executive with a company car subject to and in accordance with the rules of the Employer’s motor car scheme from time to time. The Executive may opt instead for a non pensionable cash allowance payable each month. Upon termination of the Employment, the Executive shall return any car provided by the Employer in good condition (allowing for fair wear and tear).

Life Cover

4.4

Provided the Executive complies with any eligibility requirements or other conditions from time to time set by the Employer and any insurer appointed by the Employer (including, but not limited to, undergoing a medical examination before cover can commence or continue), the Executive will be provided with Life Cover. The Life Cover will be that in the event of her death during the Employment the Employer will make a payment equal to [two][four] times her annual salary set out in Clause 3.1. The Life Cover is provided subject to and in accordance with such terms from time to time on which any appointed insurer provides cover and such terms as the Employer may from time to time notify to the Executive. If an insurer declines to provide (or continue) cover or will only provide (or continue) cover on terms (including premiums) which the Employer in its reasonable opinion considers unsatisfactory it may withdraw the provision of Life Cover. Premiums payable in respect of this policy are liable to income tax and will be included on the Executive’s P11D.

Private Medical Cover

4.5

Provided the Executive, her husband and children comply with any eligibility requirements or other conditions from time to time set by the Employer and any insurer appointed by the Employer, the Executive, her husband and children may participate, during the Employment, in the Employer’s private health scheme arrangements. Private health cover is provided subject to and in accordance with such terms from time to time on which any appointed insurer provides cover and on such terms as the Employer may from time to time notify to the Executive. Those private health cover arrangements may be reduced, varied or withdrawn by the Employer at any time and at its sole and absolute discretion provided that the Employer may only reduce, vary or withdraw such cover if it does the same for other executive directors of the Employer.

Transitional Support

4.6

The Employer will pay to the Executive with her first payment of salary £60,000 for costs incurred by the Executive during the first six months of Employment in respect of transitional support (e.g. initial hotel / flight and removal expenses).

Tax and Financial Planning Support

4.7

During the Employment the Employer will make payments to the Executive for the cost of obtaining professional advice relating to tax and financial planning (including for the avoidance of doubt the annual cost of US and UK tax preparation) in the sum of £25,000 per annum.

Housing Allowance

4.8

The Employer will pay the Executive a housing allowance equal to £100,000 per annum payable in 12 equal monthly instalments for three years from the Commencement Date. For the avoidance of doubt, the Executive will receive this payment whether she rents or purchases a property and only if she is in the employment of the Employer on any relevant payment date.

Deductions

4.9

For the avoidance of doubt, any and all remuneration or benefits provided by virtue of this Agreement (including the payments and allowances referred to in Clauses 4.6, 4.7 and 4.8) shall be subject to such deductions for tax and National Insurance as the Employer is required to make by law or the tax and/or National Insurance authorities.

Other Benefits

4.10

The Executive acknowledges that (except for any specific awards or entitlements notified to her individually or by a general notice to staff) participation in any bonus, share option, share incentive or other employee benefit plan, scheme or arrangement (“Plan”) is not a contractual entitlement and on termination of the Employment the Executive will have no right to compensation or otherwise against the Employer or any other member of the Group by reason of no longer being able to participate in any such Plan.

5	Expenses
5.1

The Employer will refund to the Executive all reasonable expenses properly incurred by her in performing her duties under this Agreement, provided that these are incurred in accordance with company policy from time to time. The Employer will require the Executive to produce receipts or other documents as proof that she has incurred any expenses she claims.

6	Holiday
6.1

The Executive shall (in addition to all English public and bank holidays) be entitled during the Employment to 30 working days holiday in each calendar year. Holiday may only be taken at such time or times as the Group Chief Executive shall approve. The Executive’s holiday entitlement shall be pro rated for the year in which the Employment begins and for the year in which the Employment ends.

6.2

The Executive shall not be entitled to carry forward any annual holiday entitlement not taken in the relevant calendar year unless she has received the prior written consent of the Group Chief Executive.

7	Confidentiality
7.1

Without prejudice to the common law duties which she owes to the Employer the Executive agrees that she will not (except in the proper performance of her duties or with the written consent of the Group Chairman or the Group Chief Executive), copy, use, discuss with or disclose to any person, company, firm, individual or organisation any of the Employer’s trade secrets or confidential information. This restriction will continue to apply after the termination of the Employment (howsoever arising) without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorised disclosure by the Executive. The Executive will use her best endeavours to prevent the unauthorised copying, use or disclosure of such information.

For the purposes of this Agreement trade secrets and confidential information include any information in whatever form (written, oral, visual and electronic) concerning the confidential affairs of the Employer.

7.2

In the course of the Employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies or other persons. She will treat such information as if it falls within the terms of Clause 7.1 and Clause 7.1 will apply with any necessary amendments to such information. If requested to do so by the Employer the Executive will enter into an agreement with other Group Companies or any other persons in the same terms as Clause 7.1 with any amendments necessary to give effect to this provision.

7.3

The Executive agrees that she will not during or after the termination of the Employment (without the written consent of the Group Chairman or the Group Chief Executive) make any public announcement, statement or comment (whether to the media or otherwise) concerning:

(i)	the affairs of the Employer or any other member of the Group;
(ii)	the circumstances of the termination of the Employment and any offices with any other member of the Group; or
(iii)	anything that may be detrimental to the Employer or any other member of the Group except as required by law or any regulatory body.

7.4	Nothing in this Agreement will prevent the Executive from making a “protected disclosure” in accordance with the provisions of the Employment Rights Act 1996.
8	Inventions and other Intellectual Property
8.1

The Executive will promptly inform the Employer if she makes or is involved in making an Invention during the Employment and will give the Employer sufficient details of it to allow the Employer to assess the Invention and to decide whether the Invention belongs to the Employer. The Employer will treat any Invention which does not belong to it as confidential.

“Invention” means any invention (whether patentable or not within the meaning of the Patents Act 1977 or other applicable legislation in any other country) relating to or capable of being used in the business of the Employer or any other Group Company.

8.2

If an Invention belongs to the Employer, the Executive will act as a trustee for the Employer (or its nominee) in relation to that Invention and will, at the request and expense of the Employer, do everything necessary to vest all right, title and interest in it in the Employer (or its nominee) with full title guarantee and to secure full patent or other appropriate protection anywhere in the world.

8.3	If the Executive creates or is involved in creating Works during the Employment, the Executive will promptly give the Employer full details of it.

“Works” means any discovery, design, database or other work (whether registrable or not and whether a copyright work or not) which is not an Invention and which the Executive creates or is involved in creating:

(a)	in connection with her Employment; or
(b)	relating to or capable of being used in those aspects of the businesses of the Group Companies in which she is involved.
8.4	The Executive:
8.4.1

assigns to the Employer to the extent allowed by law with such title as she has all her right, title and interest in any current or future Works (whether now existing or brought into being in the future); and

8.4.2	will act as a trustee for the Employer in relation to all such Works;

and will in either case at the request and expense of the Employer do everything necessary to vest all right, title and interest in any Works in the Employer or its nominees and to defend its rights in those works and to secure appropriate protection anywhere in the world.

8.5

If the Executive generates any Information or is involved in generating any Information during the Employment she will promptly give to the Employer full details of it and she acknowledges that such Information belongs to the Employer.

“Information” means any idea, method or information, which is not an Invention or Works, generated by the Executive either:

8.5.1	in the course of the Employment; or
8.5.2	outside the course of the Employment but relating to the business, finance or affairs of any Group Company.
8.6	If the Executive becomes aware of any infringement or suspected infringement of any intellectual property right in any Invention, Works or Information she will promptly notify the Employer in writing.
8.7

The Executive will not copy, disclose or make use of any Invention, Works or Information without the Employer’s prior written consent unless the disclosure is necessary for the proper performance of her duties.

8.8

So far as permitted by law the Executive irrevocably waives any rights she may have under Chapter IV (Moral Rights) of Part 1 of the Copyright, Designs and Patents Act 1988 and any foreign corresponding rights in respect of all Works.

8.9

Rights and obligations under this Clause 8 will continue after the termination of this Agreement in respect of all Inventions, Works and Information made or obtained during the Employment and will be binding on the personal representatives of the Executive.

8.10	The Executive will not by her acts or omissions do anything which would or might prejudice the rights of the Employer under this Clause 8.
8.11

The Executive will not make copies of any computer files belonging to any Group Company or their service providers and will not introduce any of her own computer files into any computer used by any Group Company in breach of any Group Company policy, unless she has obtained the consent of the Board.

8.12

By entering into this Agreement the Executive irrevocably appoints the Employer to act on her behalf to execute any document and do anything in her name for the purpose of giving the Employer (or its nominee) the full benefit of the provision of this Clause 8 or the Employer’s entitlement under statute. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this Clause 8.12, a certificate in writing (signed by any director or the secretary of the Employer) will be sufficient to prove that the act or thing falls within that authority.

9	Garden Leave and Suspension

Garden Leave

9.1

At any time after notice to terminate the Employment is given by either party, or if the Executive resigns without giving due notice and the Employer does not accept her resignation, the Employer may require the Executive to take a period of absence called garden leave (the “Garden Leave Period”). The Garden Leave Period shall not exceed six months in aggregate. The provisions of Clause 9.2 to Clause 9.8 apply to any Garden Leave Period.

9.2

During the Garden Leave Period the Executive will not, without prior written consent of the Group Chief Executive, be employed or otherwise engaged in the conduct of any activity, whether or not of a business nature. Further, the Executive will not, unless requested by the Employer:

9.2.1	enter or attend the premises of the Employer or any other Group Company; or
9.2.2	contact or have any communication with any customer or client of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or
9.2.3

contact or have any communication with any employee, officer, director, agent or consultant of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

9.2.4	remain or become involved in any aspect of the business of the Employer or any other Group Company except as required by such companies.
9.3	During the Garden Leave Period the Executive shall hold herself available to deal with requests for information, to be available for meetings (unless the Employer has agreed in writing that the Executive may be unavailable for a period) and to advise on matters relating to work.
9.4

During the Garden Leave Period the Employer may require the Executive to comply with the provisions of Clause 12, except that she will not be required to return her company car. The Employer may also require the Executive to resign immediately from any directorship which she holds in the Employer, any other Group Company or any other company where such directorship is held as a consequence or requirement of the Employment, unless she is required to perform duties to which any such directorship relates in which case she may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the Employer to be her attorney to execute any instrument and do anything in her name and on her behalf to effect her resignation if she fails to do so in accordance with this Clause 9.4.

9.5

During the Garden Leave Period, the Executive will be entitled to receive her salary and all contractual benefits in accordance with the terms of this Agreement. Any unused holiday accrued at the commencement of the Garden Leave Period and any holiday accrued during any Garden Leave Period will be deemed to be taken by the Executive during the Garden Leave Period in relation to day(s) (not being a Saturday, Sunday, public or bank holiday) during which the Executive was not required to deal with information requests, attend a meeting or give advice.

9.6	The Executive agrees and acknowledges that during any Garden Leave Period the Employer may appoint another person to carry out duties in substitution of the Executive.
9.7

At the end of the Garden Leave Period, the Employer may, at its sole and absolute discretion, pay the Executive salary alone in lieu of the balance of any period of notice given by the Employer or the Executive (less any deductions the Employer is required by law to make).

9.8

All duties of the Employment (whether express or implied), including, but not limited to, the Executive’s duties of fidelity, good faith and under Clauses 2.1(i), 2.2 and 2.3 shall continue throughout the Garden Leave Period.

Suspension

9.9

Without prejudice to the Executive’s rights to remuneration and other benefits hereunder, the Employer shall have the right at any time to require the Executive not to attend at any place of work or otherwise to suspend the Executive from the performance of any duties under this Agreement. During the period of such suspension the Employer may assign her duties, titles or powers to another. Further, during such period of suspension the Employer shall be under no obligation to vest in or assign to the Executive any powers or duties or to provide any work to the Executive.

10	Restrictions after termination of Employment
10.1

The Executive is likely to obtain trade secrets and confidential information and personal knowledge of and influence over employees of the Group during the course of the Employment. To protect these interests of the Employer, the Executive agrees with the Employer that she will be bound by the following:

10.1.1	during the period of 6 months commencing on the Relevant Date she will not (either on her own behalf or with any other person, whether directly or indirectly) be employed in, or carry on (or be a director of any company engaged in) any business which, by virtue of its location or otherwise, is or is about to be in competition with any business of the Employer (or any other member of the Group) being carried on by such company at the Relevant Date provided the Executive was concerned or involved with that business to a material extent at any time during the 12 months prior to the Relevant Date; and
10.1.2

during the period of 9 months commencing on the Relevant Date she will not (either on her own behalf or for or with any other person, whether directly or indirectly) entice or try to entice away from the Employer or (as the case may be) any other member of the Group any person who was a Restricted Employee or a Senior Restricted Employee at the Relevant Date and who had been a Restricted Employee or a Senior Restricted Employee at any time during the six months prior to the Relevant Date and with whom she the Executive had worked at any time during that period or who was known to the Executive either personally or by reputation by reason of her employment with the Employer.

10.2

Following the Termination Date, the Executive will not represent herself as being in any way connected with the businesses of the Employer or of any other member of the Group (except to the extent agreed by such a company).

10.3

Any benefit given or deemed to be given by the Executive to any Group Company under the terms of Clause 10 is received and held on trust by the Employer for the relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Employer.

11	Termination

Summary Dismissal

11.1	The Employer may terminate the Employment at any time forthwith by written notice to the Executive (and without any requirement of prior notice) if the Executive shall:-
	(a)	commit any material breach, or continue (after written warning) to commit any breach, of her obligations under this Agreement;
	(b)	be guilty of any material misconduct or material neglect in the discharge of her duties;
(c)

have a bankruptcy order made against her or make any arrangement or composition with her creditors or have an interim order made against her pursuant to the Insolvency Act 1986 (or any re-enactment or amendment thereof for the time being in force);

	(d)	be convicted of any criminal offence which in the reasonable opinion of the Employer affects her position as an employee under this Agreement;
	(e)	bring the name or reputation of the Executive or Employer, or any Group Company into disrepute;
	(f)	be or become prohibited by law from becoming or remaining a director;
	(g)	be disqualified or disbarred from membership of, or be found to have committed any serious disciplinary offence by, or be found not to be a fit and proper person by,

any professional or regulatory body governing the conduct by the Executive of her duties or the business of any Group Company;
(h)	cease to have FSMA Approval;
(i)	not be entitled to work in the UK.

Absence Dismissal

11.2

If the Executive (owing to sickness, injury or otherwise) does not perform her duties under this Agreement for a period of at least 26 weeks (or at least 26 weeks in aggregate in any period of twelve months) the Employer shall be entitled to terminate the Employment by giving to the Executive not less than 3 months’ notice at any time while the Executive does not perform her duties and the Executive shall have no claim for compensation or otherwise against the Employer by reason of such termination.

Reconstructions or amalgamation

11.3

If employment of the Executive under this Agreement is terminated by reason of the liquidation of the Employer for the purpose of reconstruction or amalgamation and the Executive is offered employment with any concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions materially no less favourable overall than the terms of this Agreement, then the Executive shall have no claim against the Employer in respect of the termination of the Employment (whether or not the notice required by Clause 1.3 shall have been given).

11.4

The Employer may, at its sole and absolute discretion, terminate the Employment and this Agreement by sending a written notice to the Executive stating the date on which the Employment and this Agreement shall terminate (the “Severance Date”) and undertaking that it will make the payment or payments described in Clause 11.6 below (a “PILON Notice”). The Employment and this Agreement shall terminate on the Severance Date.

11.5	If the Employer sends the Executive a PILON Notice:
	(i)	the Employer shall be discharged from all its obligations under this Agreement (except for complying with the provisions of Clause 11.6 to Clause 11.12 below);
(ii)

the Executive shall remain bound by the provisions expressed to continue after the termination of this Agreement (including, but not limited to, Clauses 7, 8, 10, 12 and 13 of this Agreement and the provisions of this Clause 11); and

(iii)

the Employer shall make the payment or payments payable under Clause 11.6 below (subject to such deductions for tax and National Insurance as the Employer is required to make by law or the tax and/or National Insurance authorities).

11.6

Subject to the Executive complying with her obligations set out in Clause 11.9 below and the provisions of Clauses 11.7 and 11.8 below the Employer shall, having sent the Executive a PILON Notice, pay to the Executive in respect of each calendar month falling within the Severance Period a sum equal to the monthly salary payable to the Executive immediately prior to the Severance Date by reason of Clause 3.1 (“Monthly Payment”) provided that any Monthly Payment made in respect of a month falling only partially within the Severance Period shall be reduced by an amount equivalent to the amount of monthly salary payable, for the purposes of calculating the Monthly Payment, which relates to that part of such month which does not fall within the Severance Period. The Monthly Payment shall be made no later than the end of the relevant month.

11.7

If the Executive obtains an Alternative Appointment during the Severance Period the Employer shall cease to be obliged to make any further Monthly Payments unless and until the Executive satisfies the Employer that the aggregate gross monetary value of all Alternative Earnings likely to be receivable in respect of the Severance Period from the Alternative Appointment whenever paid (“Mitigation Sum”) will be less than the aggregate sum of all future Monthly Payments otherwise payable under Clause 11.6 above. If the Employer is so satisfied it shall divide the Mitigation Sum by the remaining calendar months of the Severance Period and shall deduct such sum from each Monthly Payment payable during those remaining calendar months. If the Executive obtains more than one Alternative Appointment the provisions of this Clause 11.7 shall apply to each such Alternative Appointment.

11.8

The Employer may reduce one or more Monthly Payments by an amount equal to any salary paid to the Executive by the Employer or any other Group Company following the Severance Date (except if such salary relates to any service prior to the Severance Date).

11.9	The Employer’s obligation to pay each Monthly Payment is conditional upon:
	(i)	the Executive diligently seeking and accepting any suitable Alternative Appointment; and
(ii)

the Executive disclosing promptly to the Employer her acceptance of any Alternative Appointment and the likely Alternative Earnings to be received from such Alternative Appointment in respect of the Severance Period; and

(iii)

the Executive providing the Employer with a true copy of any statement produced by law by the counterparty to each such Alternative Appointment and given to the Executive including, but not limited to, an itemised pay statement and P60.

11.10

If the Employer terminates the Employment by sending a PILON Notice to the Executive and the Executive would have been entitled to a personal bonus if she had worked for the whole of the financial year in which the PILON Notice was sent, the Executive shall receive a payment in respect of such bonus assessed on a pro-rata basis up to the Severance Date and payable at the same time as such personal bonus would ordinarily have been payable. The Executive acknowledges and agrees that she shall have no claim for compensation or otherwise against the Employer in respect of such personal bonus or any other bonus, except to the extent described in the previous sentence.

11.11

If the Employer terminates the Employment by sending a PILON Notice to the Executive where the Employer has already given the Executive notice of termination of employment then in this Clause 11 “Severance Period” shall mean 12 months from the Severance Date less the period of notice served by the Executive up to the Severance Date.

11.12	For the purposes of the this Clause 11, but subject to clause 11.11

“Alternative Appointment” means any employment, directorship, other office, consultancy, partnership or other post; and

“Alternative Earnings” means any remuneration or benefits (including, but not limited to, emoluments, fees, bonuses or pension); and

“Severance Period” means the period of 12 months starting with the Severance Date.

12	Return of Property
12.1	The Executive will immediately upon the termination of the Employment return to the Employer at such place as the Employer may reasonably specify
12.1.1

all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment and concerning any member of the Group and will not retain any copies of such documents or materials; and

	12.1.2	all other property belonging or relating to any member of the Group, in good condition (allowing for fair wear and tear).
13	Directorships
13.1

The Executive’s office as a director of the Employer or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this Agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

13.2	The Executive must resign from any office held in any Group Company if she is asked at any time to do so by the Employer.
13.3

If the Executive does not resign as an officer of a Group Company, having been requested to do so in accordance with Clause 13.2, the Employer will be appointed as her attorney to effect her resignation. By entering into this Agreement, the Executive irrevocably appoints the Employer as her attorney to act on her behalf to execute any document or do anything in her name necessary to effect her resignation in accordance with Clause 13.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this Clause 13.3, a certificate in writing (signed by any director or the secretary of the Employer) will be sufficient to prove that the act or thing falls within that authority.

13.4	The termination of any directorship or other office held by the Executive will not terminate the Executive’s employment or amount to a breach of terms of this Agreement by the Employer.
13.5	During the Employment the Executive will not do anything which could cause her to be disqualified from continuing to act as a director of any Group Company.
13.6	The Executive must not resign her office as a director of any Group Company without the agreement of the Employer.
13.7

The Executive shall have the benefit of any indemnity for directors contained from time to time in the articles of association of the Employer and/or Lloyds TSB Group plc. Moreover, the Executive shall have the benefit of any directors and officers insurance cover maintained from time to time by the Employer applicable to her (but that this shall not oblige the Employer to maintain any such cover either at all, or on current terms).

The administration of any directors and officers insurance is carried out by the Insurable Risk Department, which will provide details of current cover upon request.

14	Disciplinary and Grievance Procedures
14.1	Any disciplinary matter affecting the Executive will be dealt with by the Group Chief Executive.
14.2

If the Executive has any grievance relating to her employment she may refer such grievance in writing to the Group Chief Executive. If the Executive is dissatisfied with the Group Chief Executive’s treatment of her grievance, she may refer the matter to the Group Chairman.

15	Miscellaneous Conditions of Employment
15.1

The provisions of the Employer’s Staff Manual (access to which has been and will remain available to the Executive) shall not apply to the Executive’s employment with the Employer or form part of this Agreement except for the following provisions:-

Paragraph 1.16 Mobility (subject to Clause 2.8)

Paragraph 1.18 Personal Dealing

Paragraph 1.22 Sick Pay

Paragraph 1.23 Sickness absence reporting

Paragraph 1.24 Smoking Policy

Paragraph 2.3	Expenses
Paragraph 2.8	Pay periods
Paragraph 2.9	Relocation

The whole of Section 3 (Staff Benefits) except for Paragraph 3.13 (Pension Scheme)

The whole of Section 5 (Attendance and Leave) except for Paragraph 5.1 (Career Break Scheme).

The whole of Section 6 (Miscellaneous).

If there is any conflict between this Agreement and such provisions, then this Agreement shall prevail.

15.2	No previous employment counts as continuous employment with the Employer.
15.3	There are no collective agreements affecting the employment of the Executive.
16	Contracts (Rights of Third Parties) Act 1999 and Data Protection Act 1998

16.1	No person other than the parties to this Agreement or any Group Company shall have any right to enforce any term of this Agreement under The Contracts (Rights of Third Parties) Act 1999.
16.2

For the purposes of the Data Protection Act 1998 (the “Act”) the Executive gives her consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Employer for all purposes relating to the performance of this Agreement including, but not limited to:

	-	administering and maintaining personnel records;

-	paying and reviewing salary and other remuneration and benefits;
-	providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);
-	undertaking performance appraisals and reviews;
-	maintaining sickness and other absence records;
-	taking decisions as to the Executive’s fitness for work;

-

providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, the Inland Revenue and the Contributions Agency;

-	providing information to future purchasers of the Employer or of the business in which the Executive works; and
-	transferring information concerning the Executive to a country or territory outside the EEA.

The Executive acknowledges that during her employment she will have access to and process, or authorise the processing of personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Employer. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the Employer’s data protection policy issued from time to time.

17	Other Agreements
17.1

This Agreement shall be in substitution for all existing contracts of service or consultancy between the Employer or any Group Company and the Executive, which (without prejudice to any accrued rights) shall be treated as cancelled on the date the Employment is treated as commencing under this Agreement.

17.2

This Agreement comprises the whole agreement between the Employer and the Executive relating to the Employment, to the exclusion of all other warranties, representations made in good faith, undertakings and collateral contracts.

18	Notices

Any notice under this Agreement shall be in writing and shall either be given personally or be sent by prepaid first class post by the Employer to the Executive at her last known UK residential address, or by the Executive to the Employer at its registered office address. Any notice sent by the Employer by post shall be deemed to have been received two business days after the date of posting.

19	Interpretation

General

19.1	In this Agreement:
19.1.1	where the context permits, references to the singular shall include references to the plural and vice versa;

19.1.2

the Employer’s Staff Manual shall mean the current manual of the Employer entitled “People Policies and Practice”, as may be amended or replaced by the Employer from time to time at its sole and absolute discretion. Upon any amendment or replacement, the references to the paragraphs and sections of the now current Employer’s Staff Manual in Clause 15.1 shall be construed so as to be references to the provisions of the amended or replaced Employer’s Staff Manual dealing with the same subject matter;

19.1.3	references to a Clause mean a Clause in this Agreement;
19.1.4	Clause headings are inserted for convenience only and shall not affect the construction of this Agreement.

Definitions

19.2	In this Agreement unless the context otherwise requires:

“Alternative Appointment” has the meaning given in Clause 11.12;

“Alternative Earnings” has the meaning given in Clause 11.12;

“Board” means board of directors of the Employer or any duly authorised committee of the same;

“Commencement Date” has the meaning given in Clause 1.3;

“Employment” has the meaning given in Clause 1.1;

“FSMA Approval” has the meaning given in Clause 1.2.

“Garden Leave Period” has the meaning given in Clause 9.1;

“Group Chairman” means the Chairman of the Board of Directors of Lloyds TSB Group plc;

“Group Chief Executive” means the Group Chief Executive of Lloyds TSB Group plc;

“Group Company” means any of Lloyds TSB Group plc and its subsidiaries (as defined by Section 736 of the Companies Act 1985), and “Group” means all of them;

“Mitigation Sum” has the meaning given in Clause 11.7;

“Monthly Payment” has the meaning given in Clause 11.6;

“PILON Notice” has the meaning given in Clause 11.4;

“Relevant Date” means the Termination Date or, if earlier, the date on which the Executive commences any Garden Leave Period;

“Restricted Employee” means a band one employee working in the same division as the Executive, with a Hay point score of 1000 or above and employed by a member of the Group;

“Senior Restricted Employee” means a band one employee with a Hay point score of 1500 or above and employed by a member of the Group;

“Severance Date” has the meaning given in Clause 11.4;

“Severance Period” has the meaning given in Clause 11.12;

“Termination Date” means the date on which the Employment terminates.

20	Governing Law and Jurisdiction

This Agreement is governed by and will be interpreted in accordance with the law of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English courts as regards any claim or matter arising under this Agreement.

EXECUTED by the Executive and a representative of the Employer duly and fully authorized by the Board of the Employer to enter into this Agreement on the first date mentioned above.

EXECUTED as a DEED by the Executive in the presence of:	/s/ T. A. Dial
Witness’s signature /s/ J S Brazier
Name J S Brazier
Address 25 Gresham St. London EC2
Occupation

EXECUTED as a DEED on behalf of the Employer:
Director /s/ J E Daniels
Director/Secretary /s/ A J Michie

LLOYDS TSB GROUP PLC
THE LLOYDS TSB GROUP EXECUTIVE SHARE PLAN 2005 RULES

One Silk Street London EC2Y 8HQ
Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222
Ref 01/145/G Rowlands-Hempel

RULES OF THE LLOYDS TSB GROUP EXECUTIVE SHARE PLAN 2005

1	Meanings of words used

In these Rules:

“Associated Company” means any company which is associated with the Company (within the meaning of Section 416 of the Income and Corporation Taxes Act 1988);

“Business Day” means a day on which the London Stock Exchange is open for the transaction of business;

“Committee” means a committee of the board of directors of the Company;

“Company” means Lloyds TSB Group plc;

“Control” has the meaning given to it by Section 840 of the Income & Corporation Taxes Act 1988;

“Dealing Regulations” means any statute, regulation or code adopted by, or applicable to, the Company (including the Code of Market Conduct issued by the Financial Services Authority);

“Employee” means, subject to Rule 8.7, any employee or executive director of any Participating Company;

“Exercise Period” means the period determined by the Committee under Rule 2.2.2 during which the Optionholder may exercise his Option;

“Exercise Price“ means the amount payable on the exercise of an Option as determined by the Committee under Rule 2.2.2;

“Group Company” means:

•	the Company; and
•	its Subsidiaries from time to time; and
•	any Associated Company

which in each case is designated by the Committee as a Group Company;

“Option” means a right to acquire Shares granted under the Plan and for the time being subsisting;

“Optionholder” means an Employee who has been selected for participation in the Plan as described in Rule 2 and granted an Option (or the personal representatives of any such Employee or individual);

“Participating Company” means the Company and any other Group Company designated by the Committee as a Participating Company;

“Plan” means “The Lloyds TSB Group Executive Share Plan 2005” in its present form or as from time to time altered in accordance with these Rules;

“Rules” means these Rules as amended from time to time;

“Share” means an ordinary share in the capital of the Company;

“Subsidiary” means a company which is a subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985;

“Trust” means the Lloyds TSB Group Employee Share Ownership Trust or any other trust nominated by the Committee;

“Vesting Date” means in relation to an Option the date determined by the Committee under Rule 2.2.2.

2	Operation of the Plan
2.1	Time of operation
2.1.1	The Committee may decide at any time, and at its discretion, when Options may be granted under the Plan.
2.1.2	Options may not be granted under the Plan at a time precluded by the Dealing Regulations.
2.2	Eligibility and operation
2.2.1

Any Employee may be selected by the Committee to be granted an Option under the Plan. Being selected to receive an Option in respect of any operation of the Plan does not give an Optionholder the right to receive an Option in any future operations of the Plan. An Employee may not be granted more than one Option under the Plan.

2.2.2	When the Committee resolves to grant an Option to an Employee, it will determine:
•	the Vesting Date;
•	the Exercise Period;
•	the Exercise Price;
•	the monetary value of the Option; and
•	any conditions attaching to the Option.

2.2.3

The number of shares placed under an Option will be the monetary value of the Option divided by the market value of a share, being the middle market quotation of a share (as derived from the Daily Official List of the London Stock Exchange) on the Business Day immediately preceding the date of grant.

2.2.4	No payment to the Company will be required on the grant of an Option.
2.2.5	A deed will be executed on the grant of an Option.
2.2.6	Unless and until the Company’s shareholders approve the Plan, participation in the Plan shall be limited to Ms Teresa Arlene Dial.
2.3	Notice

The Committee will notify an Optionholder of her selection for participation in the Plan, the Vesting Date, the Exercise Period, the Exercise Price, the number of Shares placed under Option and the Conditions, if any, attaching to the Option.

2.4	Disposal restrictions

Except for the transmission of an Option on the death of an Optionholder after the Vesting Date to her personal representatives, neither an Option nor any rights in respect of it may be transferred, assigned or otherwise disposed of by an Optionholder to any other person.

3	Variations to Options, reconstructions and takeovers
3.1	Variations of share capital

In the event of any variation in the equity share capital of the Company, including a variation in consequence of a capitalisation or rights issue, sub-division, consolidation or reduction of share capital, the number of Shares under Option and/or the Exercise Price may be adjusted in such manner as the Committee considers appropriate (including retrospective adjustments).

3.2	Takeovers and restructurings
	3.2.1	Takeovers
(i)

Where a person (or a group of persons acting in concert) obtains Control of the Company as a result of making an offer to acquire Shares, Options will be exercisable, subject to paragraph (ii) below, for six months from the date the person obtains Control and then lapses.

(ii)	An Option will not be exercisable under paragraph (i) but will be exchanged for a new option to the extent that:
	(a)	an offer to exchange the Option is made and accepted by the Optionholder; or
	(b)	the Committee, with the consent of the person who obtains Control, decide that the Option will be automatically exchanged.
3.2.2	Schemes of arrangement
(i)

When a court sanctions a compromise or arrangement in connection with the acquisition of Shares, Options will be exercisable, subject to paragraph (ii) below for six months from the court sanction and will then lapse.

(ii)	An Option will not become exercisable under paragraph (i) but will be exchanged to the extent that:
	(a)	an offer to exchange the Option is made and accepted by the Optionholder; or
	(b)	the Committee, with the consent of the person who obtains Control, decide that Options will be automatically exchanged.
3.2.3	Demergers or other corporate events

If the Committee become aware that the Company is or is expected to be affected by any demerger, distribution (other than an ordinary dividend) or other transaction not falling within rules 3.2.1 or 3.2.2 which, in the opinion of the Committee would affect the current or future value of any Option, the Committee may allow an Option to be exercised subject to any conditions the Committee may decide to impose.

3.2.4	Exchange of Options

(i)	Timing of exchange

Where an Option is to be exchanged under this rule 3.2 the exchange will take place as soon as practicable after the relevant event.

(ii)	Exchange terms

Where an Optionholder is granted a new option in exchange for an existing Option, the new option:

(a)	must confer a right to acquire shares in the body corporate determined by the Committee;
(b)	must be equivalent to the existing Option;
(c)	is treated as having been acquired at the same time as the existing Option; and
(d)	is governed by the Plan as if references to Shares were references to the shares over which the new option is granted.
3.3	The Committee

For the purpose of dealing with Options under Rule 3.2, the Committee will comprise the members of the Committee in office immediately before the event, but excluding any executive directors.

3.4	General

In making any adjustment or arrangement under Rules 3.1 or 3.2, the Committee will, as far as practicable, ensure that the Optionholder is not prejudiced as a result of the event giving rise to the adjustment or arrangement.

3.5	Notice

The Committee will notify Optionholders of any action taken under this Rule 3.

4	Exercise and lapse - general rules
4.1	Exercise - general rule

Except as set out in the rest of this Rule 4 or where the Committee has determined to permit exercise under Rule 3.2, an Option will only be exercisable:

4.1.1	during the Exercise Period;
4.1.2	on the satisfaction or waiver of any conditions imposed at the time of grant of the Option;
4.1.3

if the Optionholder remains an Employee from the date she is granted the Option until and including the Vesting Date, and provided she has not given notice of resignation to her employer on or before the Vesting Date (except where she has given notice of resignation in circumstances in which she was entitled to terminate her contract of employment without notice by reason of her employer’s conduct);

4.1.4	if an Optionholder dies during the Exercise Period or during a six month exercise period triggered by Rule 4.3.1 below, during the period of 12 months from death by her personal representatives.

4.2	Lapse

An Option will lapse on the earliest of:

4.2.1	the end of the Exercise Period unless the Option remains exercisable for 12 months after death under Rule 4.1.4;
4.2.2	any date specified in Rule 4.3 unless the Option remains exercisable for 12 months after death under Rule 4.1.4;
	4.2.3	any date specified in any conditions imposed at the time of grant of the Option; and
	4.2.4	any date specified by the Committee for lapse of Options under Rule 3.2.
4.3	Leaving employment
	4.3.1	General rules

If an Optionholder ceases to be an Employee then, unless Rule 4.3.2 applies, her Option will be exercisable for the period of 6 months from the date of cessation of employment and will then lapse.

4.3.2	Exceptions

If, on or before the Vesting Date, the Optionholder ceases to be an Employee for any of the reasons specified below, her Option will lapse on cessation:

(i)	death;
(ii)

cessation of employment by way of resignation unless she resigned in circumstances in which she was entitled to terminate her contract of employment without notice by reason of her employer’s conduct; or

(iii)	termination of her employment by her employer in circumstances in which the employer was entitled to terminate the contract of employment without notice.

The Option will also lapse if, on or before the Vesting Date, the Optionholder gives notice of cessation in the circumstances set out in (ii) above, on the date of giving such notice.

4.4	Meaning of ceasing to be an Employee

For the purposes of this Rule 4 an Optionholder will not be treated as ceasing to be an Employee if on that date she is or becomes employed by or is an executive director of another Group Company.

4.5	Option grant to Ms Teresa Arlene Dial

For the purposes of the Option granted to Teresa Arlene Dial the Optionholder will be treated as having ceased to be an Employee if she ceases to be a director of the Company.

4.6	Priority

In the event of any conflict between any of the provisions of this Rule 4, the provision which results in the shortest exercise period and/or the earliest lapsing of the Option will prevail.

5	Acquiring Shares

Unless and until the Company’s shareholders approve the Plan, neither new issue shares nor treasury shares will be used to satisfy Options.

The Company may make such arrangements as it considers appropriate in respect of its obligations to procure the transfer of Shares on exercise of an Option. Any Participating Company may provide money to the trustee of the Trust or any other person to enable them or her to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 153 of the Companies Act 1985.

6	Withholding

The Company, any Group Company and/or the trustee of the Trust may, at any time, withhold any amounts and make such arrangements (including sale of any Shares on behalf of an Optionholder) as are necessary or desirable to meet any liability to taxation, social security contributions or other appropriate levies in respect of Options.

7	Exercise procedure
7.1	Exercise

An Option is only validly exercised if exercised in accordance with this Rule 7.

7.2	Time and manner of exercise

To exercise an Option, the Optionholder must deliver to the Company or other duly appointed person:

7.2.1	if the Committee so requires, the deed identifying the number of Shares over which the Option is being exercised;
7.2.2	the Exercise Price;
7.2.3	a notice in the prescribed form; and
7.2.4

if the Committee so requires, a sum equal to a reasonable estimate made by the Company of any income tax or Employees’ National Insurance Contributions payable by any Group Company on the exercise of the Option or on the gain made on eventual sale of the Shares acquired under it.

The Optionholder will disclose to the Company, in a form satisfactory to it, any details necessary to calculate correctly any tax or Employees’ National Insurance Contributions liability in respect of her Option and, failing that, any Group Company may withhold tax and Employees National Insurance Contributions at the maximum level.

7.3	Date of exercise

The date of exercise of an Option is the date of receipt of the documents, notice and payment referred to in Rule 7.2.

However, if the exercise of an Option is precluded, or the Company Secretary reasonably believes it is precluded, by any Dealing Regulation, the date of exercise will be the first Business Day after the day when the Optionholder is permitted, or the Company Secretary determines the Optionholder is permitted, to exercise or, if earlier and subject to the giving of any clearance required under any Dealing Regulation, two Business Days before the Exercise Period expires provided that the Option may not in any circumstances be exercised after the end of the Exercise Period.

7.4	Transfer of Shares

Subject to Rules 7.1 to 7.3, the Company will procure the transfer of the Shares to an Optionholder (or as she may direct) within 30 days of the date on which the Option is validly exercised in accordance with Rule 7.3.

8	General
8.1	Reimbursement

The Company may require each Participating Company to reimburse the Company for any costs incurred in connection with the Options granted to Optionholders employed by that Participating Company.

8.2	Rights

Optionholders will be entitled to all rights attaching to the Shares by reference to a record date on or after the date of transfer of the Shares. They will not be entitled to rights before that date.

8.3	Consents

All transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in the United Kingdom or elsewhere, and it will be the individual’s responsibility to comply with any requirements to be fulfilled in order to obtain or obviate the necessity for any such consent.

8.4	Articles of Association

Any Shares acquired on the exercise of Options will be subject to the Articles of Association of the Company from time to time in force.

8.5	Notices

Any notice or other document required to be given to an Optionholder under or in connection with the Plan may be delivered or sent by post to her at her home address according to the records of her employing company or such other address as may appear to the Company to be appropriate or sent by e-mail (or other electronic means) to any address which according to the records of her employing company is used by her (or such other e-mail or electronic address as she may from time to time specify).

Any notice or other document required to be given to the Company under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place or places as the Committee may from time to time determine and notify to Optionholders) or if the Committee allow and subject to such conditions as they may specify, sent by e-mail (or other electronic means) to the e-mail (or electronic) address for the time being notified by the Company.

Notices sent by post will be deemed to have been given on the date of receipt where the notice is given by the Optionholder, and on the second Business Day following the date of posting where given by the Company. Notices sent by e-mail (or other electronic means), in the absence of evidence to the contrary, will be deemed to have been received on the first day after sending.

8.6	Costs

The costs of introducing and administering the Plan will be borne by the Company.

8.7	Limitation of liability
8.7.1	For the purposes of this Rule 8.7, “Employee” means any Optionholder, any Employee or any other person.
8.7.2	This Rule applies:
(i)	whether the Company has full discretion in the operation of the Plan, or whether the Company could be regarded as being subject to any obligations in the operation of the Plan;
(ii)	during an Employee’s employment or employment relationship; and
(iii)	after the termination of an Employee’s employment or employment relationship, whether the termination is lawful or unlawful.
8.7.3

Nothing in the Rules or the operation of the Plan forms part of the contract of employment or employment relationship of an Employee. The rights and obligations arising from the employment relationship between the Employee and the Company are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment or a continued employment relationship.

8.7.4	The grant of Options on a particular basis in any year does not create any right to or expectation of the grant of Options on the same basis, or at all, in any future year.
8.7.5

No Employee is entitled to participate in the Plan, or be considered for participation in it, at a particular level or at all. Participation in one operation of the Plan does not imply any right to participate, or to be considered for participation in any later operation of the Plan.

8.7.6

Without prejudice to an Employee’s right to exercise an Option subject to and in accordance with the express terms of the Rules, no Employee has any rights in respect of the exercise or omission to exercise any discretion, or the making or omission to make any decision, relating to the Option. Any and all discretions, decisions or omissions relating to the Option may operate to the disadvantage of the Employee, even if this could be regarded as capricious or unreasonable, or could be regarded as in breach of any implied term between the Employee and her employer, including any implied duty of trust and confidence. Any such implied term is excluded and overridden by this Rule 8.7.

8.7.7	No Employee has any right to compensation for any loss in relation to the Plan, including:
(i) any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason (including lawful or unlawful termination of employment or the employment relationship);

(ii)	any exercise of a discretion or a decision taken in relation to an Option or to the Plan, or any failure to exercise a discretion or take a decision;
(iii)	the operation, suspension, termination or amendment of the Plan.
8.7.8

Participation in the Plan is permitted only on the basis that the Optionholder accepts all the provisions of the Rules, including in particular this Rule 8.7. By participating in the Plan, an Employee waives all rights under the Plan, other than the right to exercise an Option subject to and in accordance with the express terms of the Rules, in consideration for, and as a condition of, the grant of an Option under the Plan.

8.7.9

Nothing in this Plan confers any benefit, right or expectation on a person who is not an Employee. No such third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

8.7.10

Each of the provisions of this Rule 8.7 is entirely separate and independent from each of the other provisions. If any provision is found to be invalid then it will be deemed never to have been part of these Rules and to the extent that it is possible to do so, this will not affect the validity or enforceability of any of the remaining provisions.

9	Amendments and termination
9.1	Committee’s powers

Except as described in Rules 9.2 and 9.3, the Committee may at any time alter, vary or add to the provisions of the Plan in any respect.

9.2

The Company in general meeting must approve in advance by ordinary resolution a proposed change to the Rules which relates to the ability to use new issue shares or treasury shares in connection with the Plan.

9.3	Employees’ share scheme

No amendment or operation of the Plan will be effective to the extent that the Plan would cease to be an “employees’ share scheme” as defined in Section 743 of the Companies Act 1985.

9.4	Notice

As soon as reasonably practicable after making any alteration or addition, the Committee will give notice to any Optionholder affected by the alteration or addition.

9.5	Termination of the Plan

The Committee may terminate the Plan at any time. The termination of the Plan will not affect existing Options.

10	Governing law

English law governs the Plan and its construction and administration. Any Group Company and all Optionholders will submit to the jurisdiction of the English Courts in relation to any matter arising in connection with the Plan.

LLOYDS TSB GROUP EXECUTIVE SHARE PLAN 2005 (“THE PLAN”)

This is to certify that on 1 June, 2005 TERESA ARLENE DIAL was granted, subject to the rules of the plan, an option to acquire 242,825 fully paid ordinary shares of 25p each in Lloyds TSB Group plc, subject to the memorandum and articles of association of the company The option is personal to Ms. Dial and is not transferable.

Subject to the rules of the plan, the vesting date for the option is 1 June 2008 and the exercise period expires on 30 November 2008.

This option may be exercised only in accordance with the rules of the plan, for a total price of £1.

The common seal of Lloyds TSB Group plc was affixed to this deed

Director    /s/ J E Daniels

Secretary    /s/ A J Michie